PROMISSORY NOTE


$92,400.00                                             MINNEAPOLIS,  MN
                                                       FEBRUARY 1, 1996

FOR VALUE RECEIVED, WILLIAM A. PETER, JR. promises to pay to the order of HEALTH OUTCOMES MANAGEMENT, INC. (the "Company"), a Minnesota corporation, the principal sum of Ninety-two Thousand Four Hundred Dollars ($92,400) together with interest on the unpaid principal balance at the rate of nine and one-quarter percent (9 1/4%) per annum which rate is the prime rate plus 1% on the day of this promissory note agreement. Accrued interest shall be due and payable on each May 1, August 1, November 1 and February 1. The principal amount is payable on demand by the holder of this note if the holder reasonably determines repayment to be insecure.

In the event of default in the payment of the amount due hereunder, the undersigned maker will pay all costs of collection, including reasonable attorneys' fees.

The undersigned is hereby granted the right, option and privilege of prepaying any part or all of the indebtedness evidenced by this Note at any time without penalty; provided that any pre-payment in part shall be applied first in payment of interest, and the balance to unpaid principal; and provided further that if there are at any time costs, expenses, late fees, advances or other sums, including any interest thereon, for which the holder is entitled to payment under this Note or under any agreement securing payment of this Note, then the holder may, at its option, first apply all or part of any payment or pre-payment to such items.

The undersigned hereby waives presentment, demand for payment, notice of dishonor and any or all other notices or demands in connection with the delivery, acceptance, performance, default, or enforcement of the Note and hereby consents to and waives any defense relating to (i)any extensions of time, renewals, discharges, releases, or other indulgences which may be granted to any party to this Note, (ii) addition to or modification of any agreement securing payment of this Note, or release, substitution, or addition of any party to any such agreement, and (iii) waivers, modifications, releases or other indulgences that may be granted or consented to by the holder in respect of the time of payment or any other provisions of this Note or any agreement securing payment of this Note.

This promissory note is secured by the 210,000 shares (the "Collateral") of the Company's common stock which the undersigned purchased, with the proceeds of this note, pursuant to the exercise of 210,000 stock options under terms of the Company's 1986 Stock Option Plan. The undersigned warrants that should the value of the Collateral be insufficient to cover the balance due on this demand note at any of the quarterly interest determination dates (May 1, August 1, November 1, February 1), the undersigned shall be informed by the Company of such insufficiency of collateral. The undersigned will be required to assign other personal assets as additional collateral to secure the entire loan balance.



                                   ----------------------------------
                                   William A. Peter, Jr.